Divakar Gupta
+1 212 479 6474
dgupta@cooley.com

October 17, 2018

By EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Gamida Cell Ltd. Registration Statement on Form F-1 Filed September 28, 2018 File No. 333-227601

Ladies and Gentlemen:

On behalf of Gamida Cell Ltd. (“Gamida” or the “Company”), we are responding to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 9, 2018 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form F-1 (File No. 333-227601) (the “Registration Statement”).  In response to the Comments, the Company has revised the Registration Statement, as reflected in the Amendment No. 1 (the “Amendment”) to the Registration Statement that the Company is publicly filing on the date hereof.  For the Staff’s reference, we are delivering three copies of the Amendment marked to show all changes from the Registration Statement. For ease of reference, set forth below are the Company’s responses to the Comments, which for the Staff’s convenience we have incorporated herein.  Page references in the text of this response letter correspond to the page numbers of the Amendment.  Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amendment.

NAM-NK: Our Immuno-Oncology Product Candidate

Phase 1 trial of NAM-NK in patients with MM or NHL, page 98

1.
Your revised disclosure on pages 3 and 87 indicates that you have now reported preliminary data from your Phase 1 trial of NAM-NK in patients with MM or NHL. Please update this section to describe the preliminary data.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 88 and 100 of the Amendment accordingly.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
 t: (212) 479-6000  f: (212) 479-6275  cooley.com

October 17, 2018
Page Two

Certain Relationships and Related Party Transactions

Agreements and Arrangements with Directors and Executive Officers, page 137

2.
We note your revised disclosure in this section regarding your letter agreements with Mr. Blum and Dr. Adams. Please file these agreements as exhibits to your registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(iii)(A) of Regulation S-K.

Company Response:

The Company respectfully submits to the Staff that, pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K and due to its status as a foreign private issuer, it does not believe that the letter agreements with Mr. Blum and Dr. Adams are required to be filed as exhibits to the Registration Statement. In satisfaction of the above-mentioned criteria, the Company hereby represents that (i) it is in compliance with the disclosure requirements of Item 402(a)(1) of Regulation S-K, (ii) the public filing of the letter agreements with Mr. Blum and Dr. Adams is not otherwise required by the laws of the State of Israel, and (iii) the Company has not otherwise disclosed the letter agreements.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6474 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information.  Thank you in advance for your attention to the above.

Sincerely,

Cooley LLP

/s/ Divakar Gupta
Divakar Gupta

cc:	Julian Adams, Gamida Cell Ltd.
Haim Gueta, Meitar Liquornik Geva Leshem Tal
Daniel I. Goldberg, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com